SEC FILE #82-1852

Atlas south sea pearl

ACN 009 220 053

29th August 2006

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH W.A. 6000

Dear Sir

RE: American Depository Receipt Agreement with Bank of New York

In an announcement to the Australian Stock Exchange made on 30th May 2006, the company advised that it had given notice to the Bank of New York that it would be cancelling its Depository Agreement.

Following further negotiations with the Bank of New York, the company has agreed not to cancel the Depository Agreement and it will pursue the option of down-grading its listing on NASDAQ from the Small Cap Market (Level two listing) to the Over the Counter Bulletin Board (Level one listing).

The Company will continue to try and find ways to reduce its compliance costs in the US.

Yours faithfully

SIMON ADAMS
General Manager (Corporate and Finance)

CRP03 ADR Agreement BNY Aug2806.doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au